December 23, 2005

By U.S. Mail and facsimile to (310) 676-5003

Mr. Frederic Scheer
President
Cereplast, Inc.
3421-3433 West El Segundo Boulevard
Hawthorne, CA  90250

	RE:  	Cereplast, Inc.
		Form 8-K Item 4.01
		Filed December 22, 2005
		File # 333-126378

Dear Mr. Scheer:

      We have reviewed your filing and have the following comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Amend your Filing to state whether the former accountant resigned, declined to stand for re-election or was dismissed and the date. Refer to Item 304(a)(1)(i) of Regulation S-B.

2. Amend your Filing to indicate whether the board of directors recommended or approved the decision to change accountants.
Refer
to Item 304(a)(1)(iii) of Regulation S-B.

3. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant`s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing to include this disclosure and to address the audit reports for years ended December 31, 2004 and 2003. Include disclosure of the going concern paragraph included in the audit report that was filed in your Form SB-2 filed on July 5, 2005.
4. We note your disclosure that there were no disagreements with your former accountant. Revise your filing to disclose, if true, that there were no disagreements with your former accountant during the two most recent fiscal years (disclose specific years) and through the actual date of change (interim period). Refer to Item
304(a)(1) of Regulation S-B.

5. Please file a letter from your former accountant, as Exhibit
16,
indicating whether or not they agree with your disclosures in the
Form 8-K and disclose that you have requested this letter from your former accountant. Refer to Item 304(a)(3) of Regulation S-B.


*  *  *  *  *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing;
and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

								Sincerely,



								Ryan Rohn
								Staff Accountant
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Mr. Frederic Scheer
Cereplast, Inc.
December 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE